1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

September 5, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig/Trace Rakestraw

Re:	Hercules Capital, Inc.

Registration Statement on Form N-2

File Number: 333-214767

Ladies and Gentlemen:

On behalf of Hercules Capital, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments to the Company’s Registration Statement on Form N-2 (File No. 333-214767) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between Christina DiAngelo Fettig of the Staff and Dechert LLP, outside counsel to the Company, on August 16, 2017, and between Trace Rakestraw of the Staff and Dechert LLP, outside counsel to the Company, on August 22, 2017. As of the date hereof, the Company has filed with the Commission, Amendment No. 2 to its Registration Statement (“Amendment No. 2”). We will also provide to you under separate cover courtesy copies of Amendment No. 2, as filed and marked to show the changes from the Registration Statement. For your reference, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.	In the next pre-effective amendment, please update all relevant numbers throughout the Registration Statement to reflect the period ended June 30, 2017.

Response:

The Company acknowledges the Staff’s comment and has updated the Registration Statement to include in Amendment No. 2 the Company’s financial results for the three months ended June 30, 2017.

United States Securities and Exchange Commission September 5, 2017 Page 2

2.	On page 7 of the Registration Statement, under the heading “Evaluation of Alternative Management Structures,” if it is known, please disclose the timeline for completion of the strategic alternatives evaluation process.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, while the evaluation process is currently ongoing, there is no definitive timeline for completion and a decision regarding our strategic alternatives. The Company has revised the disclosure in Amendment No. 2 to provide additional disclosure regarding the absence of a current timeline for completion.

3.	On page 7 of the Registration Statement, under the heading “Closed and Pending Commitments,” please refer to quarterly date ranges consistently.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to refer to quarterly date ranges consistently.

4.	On page 14 of the Registration Statement, under the heading “We are evaluating alternative management structures,” please disclose what limitations are presented by the internal management structure.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to provide additional disclosure regarding the limitations presented by the Company’s internal management structure.

5.	On page 14 of the Registration Statement, under the heading “We are evaluating alternative management structures,” please enhance the disclosure to explain what type of disruptions may occur in the process of the Company becoming externally managed.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to provide additional disclosure regarding the disruptions that may occur during the externalization process.

United States Securities and Exchange Commission September 5, 2017 Page 3

6.	On page 15 of the Registration Statement, in the 3rd bullet point under the heading “If we externalize our management structure, our external adviser may experience conflicts of interest in connection with the management of the Company,” please disclose, if applicable, that under an external adviser the Company may be subject to higher fees and expenses.

Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in the event the Company chooses to externalize, the specific fee arrangement entered into with a potential external adviser will determine whether the Company will be subject to higher fees and expenses. At this time, the Company’s strategic alternatives process remains ongoing, and, as such, the Company has not decided whether it will pursue externalization and is unable to determine whether any possible externalization will result in increased fees and expenses to the Company. In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 2 to provide additional disclosure regarding the uncertainty of the fees and expenses.

7.	On page 15 of the Registration Statement, under the heading “If we externalize our management structure, our external adviser may experience conflicts of interest in connection with the management of the Company,” please consider combining the 1st and 4th bullet points for clarity and to avoid unnecessary repetition.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to combine the 1st and 4th bullet points for clarity.

8.	On Page 47 of the Registration Statement, under the heading “We generally will not control our portfolio companies,” please consider adding disclosure that (i) in some instances the Company will control its portfolio companies; and (ii) although the Company does not generally control its portfolio companies, it may provide significant managerial assistance to portfolio companies.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 2 to provide additional disclosure regarding the Company’s portfolio companies.

United States Securities and Exchange Commission September 5, 2017 Page 4

Accounting Comments

9.	In the next pre-effective amendment, please update the registration statement to include the financial statements for the period ended June 30, 2017.

Response:

The Company acknowledges the Staff’s comment and has updated the Registration Statement to include in Amendment No. 2 the Company’s financial results for the three months ended June 30, 2017.

10.	Please include an updated consent from the Company’s auditor with the next filing.

Response:

The Company acknowledges the Staff’s comment and has included an updated consent from PricewaterhouseCoopers LLP as Exhibit n.1 to Amendment No. 2.

11.	Please confirm that no securities have been sold off the Company’s shelf registration statement on Form N-2 (File No. 333-203511) since May 1, 2017.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that no securities have been sold in a public offering since May 1, 2017.

12.	In footnote 6 to the Fees and Expenses table on page 10 of the Registration Statement, please confirm that the “operating expenses” have been annualized.

Response:

The Company acknowledges the Staff’s comment and confirms that the operating expenses, which represent actual operating expenses incurred for the three-months ended March 31, 2017, have been annualized in footnote 6 of the Fees and Expenses table. The Company has revised the disclosure in Amendment No. 2 to clarify that these amounts are annualized.

13.	In footnote 14 on page F-122 of the Registration Statement, please confirm that the Company is not grouping investments that fall within the expressed ranges, but, instead, each of the expressed ranges applies to an individual investment.

Response:

The Company has reviewed this disclosure and confirms that the ranges on page F-122 represent ranges for groups of investments. The Company acknowledges the Staff’s comment and will include specific exit fee values for each loan in our Schedule of Investments going forward beginning with the Company’s financial results for the three months ended September 30, 2017.

United States Securities and Exchange Commission September 5, 2017 Page 5

14.	On page F-157 of the Registration Statement, in future financial statements, please disclose the impact of the non-recurring litigation settlement on net investment income and also on the total return and ratio of total expenses to average net assets.

Response:

The Company acknowledges the Staff’s comment and will include an additional footnote going forward on the impact of the non-recurring litigation settlement on net investment income for comparative periods based on when the settlement occurred. The Company notes that the litigation settlement referenced by the Staff was paid in December 2016 and therefore the comparative periods in the financial highlights were unimpacted. The Company notes that the litigation settlement is also disclosed in the notes to the consolidated financial statements under the Summary of Significant Accounting Policies.

15.	Please include escrow receivables in the significant unobservable inputs table.

Response:

The Company acknowledges the Staff’s comment and notes that the significant unobservable input for escrow receivables is the amount recoverable at the contractual maturity date of the escrow receivable as disclosed in the investment by level and level three roll forward disclosures. As no additional information would be presented in the tabular presentation, the input is disclosed in a sentence directly before the significant unobservable inputs tables.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com) or Ian Hartman by telephone at 215.994.2277 (or by email at ian.hartman@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld

cc:	Mark Harris, Hercules Capital, Inc.

Melanie Grace, Hercules Capital, Inc.

Ian Hartman, Dechert LLP

Jay Alicandri, Dechert LLP